AMENDMENT NO. 1

TO

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO SUBADVISORY AGREEMENT (the “Amendment”) is dated as of July 12, 2021, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and FRANKLIN ADVISERS, INC., a California corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated October 7, 2019 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolio(s)”) of the Trust, as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust as defined in the 1940 Act, has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolio(s).

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.

Schedule A Amendment. Schedule A to the Subadvisory Agreement, which is attached hereto and made a part hereof, is hereby amended and restated to include the SA Franklin Systematic U.S. Large Cap Value Portfolio, a series of the Trust, by inserting the following to the fee table:

SA Franklin Systematic U.S. Large Cap Value Portfolio	0.15% on first $100 million 0.13% on next $150 million 0.11% on next $250 million 0.09% on next $250 million 0.08% over $750 million

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ SHARON FRENCH
Name:	Sharon French
Title:	President & Chief Executive Officer

FRANKLIN ADVISERS, INC.

By:	/s/ EDWARD PERKS
Name:	Ed Perks
Title:	President, Franklin Advisers, Inc.

Schedule A

Portfolio(s)	Annual Fee (as a percentage of the daily net assets the Subadviser manages in the Portfolio)
SA Franklin Systematic U.S. Large Cap Value Portfolio	0.15% on first $100 million 0.13% on next $150 million 0.11% on next $250 million 0.09% on next $250 million 0.08% over $750 million

SA Franklin U.S. Equity Smart Beta Portfolio	0.15% on first $100 million 0.13% on next $150 million 0.11% on next $250 million 0.09% on next $250 million 0.08% over $750 million